SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                       iBEAM Broadcasting Corporation
                      --------------------------------
                              (Name of Issuer)

                      Common Stock, $0.0001 par value
                      --------------------------------
                       (Title of Class of Securities)

                                 45073P101
                                 ----------
                               (CUSIP Number)

                    Williams Communications Group, Inc.
                          One Williams Center 41-3
                           Tulsa, Oklahoma 74172
                               (918) 573-3005
                --------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                  Copy to:
                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                            New York, N.Y. 10036
                               (212) 735-3000

                              October 11, 2001
                             -----------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No.  45073P101                13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Williams Communications Group, Inc.
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [X]  (a)
           [ ]  (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCES OF FUNDS

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                              7     SOLE VOTING POWER
          NUMBER OF           -------------------------------------------------
           SHARES             8     SHARED VOTING POWER         18,007,040
        BENEFICIALLY          -------------------------------------------------
        OWNED BY EACH         9     SOLE DISPOSITIVE POWER
          REPORTING           -------------------------------------------------
         PERSON WITH          10    SHARED DISPOSITIVE POWER    18,007,040
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,007,040
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           58.6%*
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           CO
-------------------------------------------------------------------------------
(*) This percentage is calculated assuming the conversion of 1,800,704 shares of Series A Preferred Stock owned by the Reporting Persons into Common Stock pursuant to the terms and conditions of the Certificate of Designations described herein, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred
Stock owned by Allen & Co., Lunn or Touch America into Common Stock.
Assuming full conversion of the shares of Series A Preferred Stock owned by Allen & Co., Lunn and Touch America into Common Stock, the Reporting
Persons would beneficially own 49% of the outstanding shares of Common
Stock of the Company.

CUSIP No.  45073P101                13D
-------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Williams Communications, LLC
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [X]  (a)
           [ ]  (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCES OF FUNDS

           OO
-------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                              7      SOLE VOTING POWER            18,007,040
          NUMBER OF           -------------------------------------------------
           SHARES             8      SHARED VOTING POWER
        BENEFICIALLY          -------------------------------------------------
        OWNED BY EACH         9      SOLE DISPOSITIVE POWER       18,007,040
          REPORTING           -------------------------------------------------
         PERSON WITH          10     SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,007,040
-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           58.6%*
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON
           OO
-------------------------------------------------------------------------------
(*) This percentage is calculated assuming the conversion of 1,800,704 shares of Series A Preferred Stock owned by the Reporting Persons into Common Stock pursuant to the terms and conditions of the Certificate of Designations described herein, but, pursuant to Rule 13d-3(d)(1)(i)(D), such calculation does not assume the conversion of the Series A Preferred
Stock owned by Allen & Co., Lunn or Touch America into Common Stock.
Assuming full conversion of the shares of Series A Preferred Stock owned by Allen & Co., Lunn and Touch America into Common Stock, the Reporting
Persons would beneficially own 49% of the outstanding shares of Common
Stock of the Company.

Item 1.    Security and Issuer.

           This Amendment No. 1 (this "Amendment") amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission on July 20, 2001 (the "Schedule 13D") by Williams Communications Group, Inc., a Delaware corporation ("Williams Communications Group"), and Williams Communications, LLC, a Delaware limited liability company and a wholly owned subsidiary of Williams Communications Group ("Williams Communications" and together with Williams Communications Group, the "Reporting Persons"). This Amendment is filed with respect to the Common Stock, $.0001 par value per share (the "Common Stock"), of iBEAM Broadcasting Corporation, a Delaware corporation (the "Company"), issuable upon conversion of the Series A Convertible Preferred Stock, $0.0001 par value per share (the "Series A Preferred Stock"), of the Company beneficially owned by the Reporting Persons. Capitalized terms used in the Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.    Purpose of Transaction.

           Item 4 is hereby amended by adding the following immediately prior to the ultimate paragraph thereof:

           On October 11, 2001, Williams Communications entered into an Asset Sale Agreement (the "Asset Sale Agreement") with the Company, pursuant to which Williams Communications agreed to (1) purchase (the "Asset Sale") substantially all of the Company's assets for $25 million in cash consideration (subject to offset for amounts owed under the Credit Agreement referred to below) and (2) assume certain liabilities of the Company. The Asset Sale and the transactions contemplated by the Asset Sale Agreement are subject to the terms and conditions set forth in the Asset Sale Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference in its entirety. On October 11, 2001, Williams Communications and the Company also entered into a Debtor-In-Possession Term Credit and Security Agreement (the "Credit Agreement"). Pursuant to the terms of the Credit Agreement, Williams Communications will lend up to $18,000,000 to the Company, as debtor-in-possession, subject to conditions set forth in the Credit Agreement, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference in its entirety. On October 11, 2001, Williams Communications issued a press release regarding the foregoing matters. The press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference in its entirety.

           On October 11, 2001, the Company announced that it had filed a voluntary petition for reorganization relief under Chapter 11 of the United States Bankruptcy Code and was seeking approval of the Asset Sale and the transactions contemplated by the Asset Sale Agreement and the Credit Agreement in accordance with the United States Bankruptcy Code. Completion of the Asset Sale and such related transactions is subject to the satisfaction of certain conditions as set forth in the Asset Sale Agreement.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.1       Asset Sale Agreement by and between Williams
                   Communications and the Company, dated as of October 11, 2001.

Exhibit 99.2 Debtor-In-Possession Term Credit and Security Agreement by and be tween Williams Communications and the Company, dated as of October 11, 2001.

Exhibit 99.3       Press release issued by Williams Communications on
                   October 11, 2001.

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 12, 2001

                            WILLIAMS COMMUNICATIONS GROUP, INC.


                              /s/ P. David Newsome, Jr.
                            -----------------------------------------
                            Name: P. David Newsome, Jr.
                            Title:  General Counsel and Secretary

                               Exhibit Index



Exhibit 99.1 Asset Sale Agreement by and between Williams Communi cations and the Company, dated as of October 11, 2001.

Exhibit 99.2 Debtor-In-Possession Term Credit and Security Agreement by and between Williams Communications and the Company, dated as of October 11, 2001.

Exhibit 99.3 Press release issued by Williams Communications on Octo ber 11, 2001.